EXHIBIT 99.1

Brookfield Wealth Solutions Announces Second Quarter Results and Three-for-Two Stock Split

BROOKFIELD, NEWS, Aug. 07, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the quarter ended June 30, 2025.

Sachin Shah, CEO of Brookfield Wealth Solutions, stated, “Our business continues to generate strong returns across a growing offering of products. With the pace of sales expected to increase in the second half of the year, an active pipeline of accretive investments and a strong capital base to support our policyholders and future growth, we remain on track to achieve the full-year targets we set for ourselves.”

He continued, “Our recently announced acquisition of Just Group plc. will be transformational to our business as we expand in the U.K. retirement market, serving as an attractive platform for future growth.”

Unaudited As of and for the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
Total assets	$148,893	$130,533	$148,893	$130,533
Adjusted equity[1]	14,688	10,538	14,688	10,538
Distributable operating earnings[1]	398	298	835	577
Net income	516	269	234	606
Net income per each class A share	$0.09	$0.08	$0.18	$0.16
1. See Non-GAAP and Performance Measures on page 7 and a reconciliation from net income and reconciliation from equity on page 6.

Second Quarter Highlights

  Deployed $3.5 billion into Brookfield originated strategies across our investment portfolio at an average yield of 8%
  Originated more than $4 billion of annuity sales during the quarter across our retail, PRT and FABN channels
  Our Property and Casualty float remained stable at approximately $8 billion, providing us with investment flexibility and risk diversification
  On July 31, 2025, we announced the acquisition of Just Group plc. (“Just”) a U.K.-based retirement specialist financial services company with leading capabilities in the defined benefit de-risking and individual retirement income sectors

Operating Update

We recognized $398 million and $835 million of distributable operating earnings (“DOE”) for the three and six months ended June 30, 2025, compared to $298 million and $577 million in the prior year period. The increase in earnings for the current period reflects contributions from American Equity Life, which we acquired in May 2024, improved operating performance in our property and casualty business as a result of initiatives undertaken over the past year to reduce volatility and higher net investment income across our portfolio resulting from progress made in repositioning assets into higher yielding investment strategies.

We recorded net income of $516 million and $234 million for the three and six months ended June 30, 2025, compared to net income of $269 million and $606 million in the prior year period. The net income in the current quarter is primarily the result of our strong operating performance, along with favorable equity market movements. Net income in the prior year quarter included the impact of DOE as well as transaction costs associated with our May 2024 acquisition of American Equity Life.

Today, we are in a strong liquidity position, with approximately $34 billion of cash and short-term liquid investments across our investment portfolios, and another $22 billion of long-term liquid investments. These liquid assets position us well to meet policyholder obligations and support the ongoing rotation of our portfolio into higher yielding investment strategies.

Acquisition of Just and Acceleration of UK Strategy

Last week we announced that we reached an agreement to acquire all of the issued and to be issued share capital of Just in an all-cash transaction for total consideration of GBP 2.4 billion ($3.2 billion) (the “Just Acquisition”). Just’s purpose is to help people achieve a better later life, which it fulfills by delivering competitive products and services to those who are approaching, at and in-retirement. The Just Acquisition is expected to meaningfully accelerate the growth of our U.K. business and represents a significant opportunity in a core market that we are committed to over the long term.

Closing of the Just Acquisition is anticipated to take place in the first half of 2026, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals.

Three-for-Two Stock Split

Brookfield Corporation today announced that its Board of Directors has approved a three-for-two split of class A limited voting shares of Brookfield Corporation (the “Brookfield class A shares”) for purposes of ensuring that the Brookfield class A shares remain accessible to individual shareholders and to improve the liquidity of the Brookfield class A shares (the “Brookfield Corporation Stock Split”). Importantly, the stock split is not dilutive to shareholders.

To ensure Brookfield Wealth Solutions’ class A exchangeable limited voting shares (“class A shares”) remain accessible to individual shareholders, improve the liquidity of the class A shares and maintain their economic equivalence to the Brookfield class A shares following the Brookfield Corporation Stock Split, Brookfield Wealth Solutions’ board of directors (the “Board”) has approved a three-for-two split of the class A shares.

The stock split will be implemented by way of a subdivision of the class A shares which will be payable on October 9, 2025, to shareholders of record at the close of business on October 3, 2025. Each shareholder will receive one-half of a class A share for each class A share held by them (i.e. one additional class A share for every two shares held). Fractional shares will be paid in cash based on the closing price of the class A shares on the Toronto Stock Exchange on October 3, 2025. The Board has also approved a concurrent three-for-two split of the Company’s class B limited voting shares.

From market open on Friday, October 3, 2025 and until market close on Thursday, October 9, 2025 both trading days inclusive, the class A shares will trade on a due bill basis on the Toronto Stock Exchange and the New York Stock Exchange. During this due bill trading period, the class A shares will carry the right to receive the additional shares to be issued in connection with the stock split. From market open on Friday, October 10, 2025, the post-split (ex-dividend) class A shares will commence trading on the Toronto Stock Exchange and New York Stock Exchange.

Based on the manner in which the stock split will be implemented, no Canadian or U.S. federal income tax is expected to be payable by shareholders, except in the case of cash received in lieu of fractional shares.

The Brookfield Wealth Solutions stock split will occur concurrently with the Brookfield Corporation Stock Split in order to maintain the economic equivalence of the class A shares with the Brookfield class A shares.

Regular Distribution Declaration

The Board declared a quarterly return of capital of $0.09 per class A share and class B share payable on September 29, 2025 to shareholders of record as at the close of business on September 12, 2025. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares. The first distribution payable post-split will occur on December 31, 2025, subject to declaration by the Board.

Brookfield Corporation Operating Results

An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s second quarter operating results is provided below:

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2025	2024	2025	2024
Net income of consolidated business[1]	$1,055	$(285)	$2,889	$3,403
Net income attributable to Brookfield shareholders[2]	272	43	841	1,074
Distributable earnings before realizations[3]	1,253	1,113	5,311	4,379
– Per Brookfield class A share[3]	0.80	0.71	3.36	2.77
Distributable earnings[3]	1,385	2,127	5,865	5,805
– Per Brookfield class A share[3]	0.88	1.35	3.71	3.67
1. Consolidated basis – includes amounts attributable to non-controlling interests.
2. Excludes amounts attributable to non-controlling interests.
3. See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures section on page 9 of Brookfield Corporation’s press release dated August 7, 2025.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield Corporation’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		June 30		December 31
(US$ millions)		2025		2024
Assets

Cash, cash equivalents and short-term investments		$17,545		$16,643
Investments		96,511		88,566
Reinsurance funds withheld		1,473		1,517
Accrued investment income		810		860
Deferred policy acquisition costs		11,126		10,696
Reinsurance recoverables and deposit assets		12,772		13,195
Other assets		8,656		8,476
Total assets		148,893		139,953

Liabilities and equity

Policyholders’ account balances		86,933		83,079
Future policy benefits		15,204		14,088
Policy and contract claims		7,520		7,659
Market risk benefits		4,227		3,655
Deposit liabilities		1,464		1,502
Unearned premium reserve		1,604		1,843
Funds withheld for reinsurance liabilities		3,241		3,392
Corporate borrowings		1,184		1,022
Subsidiary borrowings		3,327		3,329
Other liabilities		8,350		7,308

Class A and class B	1,471		1,470
Class C	13,602		10,756
Non-controlling interest	766	15,839	850	13,076
Total liabilities and equity		$148,893		$139,953

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 US$ millions	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
Net premiums and other policy revenue	$1,229	$1,716	$2,530	$3,359
Net investment income, including funds withheld	1,486	1,162	2,915	1,832
Net investment gains (losses), including funds withheld	322	24	210	196
Total revenues	3,037	2,902	5,655	5,387

Benefits and claims paid on insurance contracts	(1,079)	(1,515)	(2,186)	(2,929)
Interest sensitive contract benefits	(497)	(422)	(1,021)	(607)
Amortization of deferred policy acquisition costs	(363)	(276)	(702)	(501)
Change in fair value of insurance-related derivatives and embedded derivatives	(131)	13	(331)	57
Change in fair value of market risk benefits	46	(168)	(315)	(199)
Other reinsurance expenses	(1)	(7)	(2)	(14)
Operating expenses	(323)	(461)	(705)	(694)
Interest expense	(82)	(95)	(155)	(167)
Total benefits and expenses	(2,430)	(2,931)	(5,417)	(5,054)
Net income (loss) before income taxes	607	(29)	238	333
Income tax recovery (expense)	(91)	298	(4)	273
Net income	$516	$269	$234	$606

Attributable to:
Class A and class B shareholders[1]	$4	$3	$8	$6
Class C shareholder	497	261	167	593
Non-controlling interest	15	5	59	7
	$516	$269	$234	$606
1. Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended June 30 US$ millions	Three Months Ended		Six Months Ended
	2025	2024	2025	2024
Net income	$516	$269	$234	$606
Unrealized net investment losses (gains), including funds withheld	(322)	(24)	(210)	(196)
Mark-to-market losses (gains) on insurance contracts and other net assets	134	225	819	290
	328	470	843	700
Deferred income tax expense (recovery)	4	(343)	(179)	(328)
Transaction costs	14	137	55	149
Depreciation	52	34	116	56
Distributable operating earnings[1]	$398	$298	$835	$577

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As of June 30 US$ millions
	2025	2024
Equity	$15,839	$9,015
Add:
Junior preferred shares	—	2,751
Less:
Accumulated other comprehensive income	(673)	(382)
Non-controlling interest	(766)	(848)
Accumulated unrealized mark-to-market losses (gains), net of tax	288	2
Adjusted equity[1]	$14,688	$10,538
1. Non-GAAP measure – see Non-GAAP and Performance Measures on page 7.

Additional Information

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2025, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted equity. Adjusted equity represents the total economic equity of our company through our class A, B and C shares as well as the junior preferred shares issued by our company, excluding the impact of accumulated other comprehensive income and the accumulated after tax impact of certain adjustments related to mark-to-market gains and losses on investments, derivatives and insurance contracts. We use adjusted equity to assess our return on our equity and believe it supplements investor’s understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. For comparability with peers and to align with our measure of operating performance, we changed the composition of adjusted equity in the second quarter of 2025 to exclude non-controlling interest and accumulated after tax impact of certain investment and insurance reserve gains and losses. We have restated all applicable comparative information.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, the forward-looking statements contained in this news release include statements referring to the growth of our business, international expansion, including the Just Acquisition, investment opportunities and expected future deployment of capital and financial earnings. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.